Registration No.  333-77767
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 349

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check  box  if it is proposed that this filing  will  become effective on June 24, 1999 at 2:00 p.m. pursuant to Rule
     487.
                ________________________________


        Strategic Financial Institutions Trust, Year 2004 Series

                                 FT 349

FT 349 consists of a unit investment trust known as Strategic Financial Institutions Trust, Year 2004 Series (the "Trust"). The Trust consists of a diversified portfolio of common stocks ("Securities") issued by regional banks and thrifts. The Trust seeks to provide above-average total return through capital appreciation.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              Advest, Inc.


              The date of this prospectus is June 24, 1999

                    Table of Contents

Summary of Essential Information                                  3
Fee Table                                                         4
Report of Independent Auditors                                    5
Statement of Net Assets                                           6
Schedule of Investments                                           7
The FT Series                                                     8
Portfolio                                                         9
Risk Factors                                                      9
Portfolio Securities Descriptions                                10
Public Offering                                                  12
Distribution of Units                                            14
The Sponsor's and Underwriter's Profits                          15
The Secondary Market                                             15
How We Purchase Units                                            16
Expenses and Charges                                             16
Tax Status                                                       17
Retirement Plans                                                 18
Rights of Unit Holders                                           18
Income and Capital Distributions                                 19
Redeeming Your Units                                             19
Removing Securities from the Trust                               21
Amending or Terminating the Indenture                            21
Information on the Underwriter, Sponsor, Trustee and Evaluator   22
Other Information                                                23

                  Summary of Essential Information

        Strategic Financial Institutions Trust, Year 2004 Series
                                 FT 349


 At the Opening of Business on the Initial Date of Deposit-June 24, 1999


               Underwriter:   Advest, Inc.
                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

Initial Number of Units (1)                                                                                  15,003
Fractional Undivided Interest in the Trust per Unit (1)                                                    1/15,003
Public Offering Price:
     Aggregate Offering Price Evaluation of Securities per Unit (2)                                      $    9.900
     Maximum Sales Charge of 4.5% of the Public Offering Price
        per Unit (4.545% of the net amount invested, exclusive of
        the deferred sales charge) (3)                                                                   $     .450
     Less Deferred Sales Charge per Unit                                                                 $    (.350)
     Public Offering Price per Unit (4)                                                                  $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                                                          $    9.550
Redemption Price per Unit (based on aggregate underlying
     value of Securities less the deferred sales charge) (5)                                             $    9.550
Cash CUSIP Number                                                                                        30264W 354
Reinvestment CUSIP Number                                                                                30264W 362
Security Code                                                                                                 57001


First Settlement Date                           June 29, 1999
Mandatory Termination Date (6)                  June 30, 2004
Income Distribution Record Date                 Fifteenth day of each March, June, September and December, commencing September 15, 1999.
Income Distribution Date (7)                    Last day of each March, June, September and December,
                                                commencing September 30, 1999.

______________

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of the Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amount indicated above.

(2) Each Security, if listed on a securities exchange, is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. Additional Units may be created during the day of the Initial Date of Deposit which, along with the Units described above, will be valued as of the Evaluation Time on the Initial Date of Deposit and sold to investors at the Public Offering Price per Unit based on this valuation. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After the Initial Date of Deposit, the Public Offering Price per Unit will include a pro rata share of any accumulated dividends on the Securities.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

                             Fee Table

This Fee Table describes the fees and expenses that you may pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately five years and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                              Amount
                                                                                                              per Unit
                                                                                                              ________
Unit Holder Transaction Expenses
   (as a percentage of public offering price)
Initial sales charge imposed on purchase                                                        1.0%(a)       $ .100
Deferred sales charge                                                                           3.5%(b)         .350
                                                                                                ________      ______
Maximum sales charge                                                                            4.5%          $ .450
                                                                                                ========      ======

Maximum sales charge imposed on reinvested dividends                                            3.5%(c)       $ .350
                                                                                                ========      ======

Organization Costs
   (as a percentage of public offering price)
Estimated organization costs                                                                    .150%(d)      $.0150
                                                                                                ========      ======

Estimated Annual Trust Operating Expenses
   (as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees                          .100%         $.0098
Trustee's fee and other operating expenses                                                      .154%          .0151
                                                                                                ________      ______
   Total                                                                                        .254%         $.0249
                                                                                                ========      ======

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust for the periods shown and sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:

1 Year            3 Years           5 Years
__________        ___________       ___________
$ 490             $ 542             $ 600

This example will not differ if you hold rather than sell your Units at the end of each period. The example does not reflect sales charges on reinvested dividends and other distributions. If these sales charges were included, your costs would be higher.

________________

(a) The amount of the initial sales charge will vary depending on the purchase price of your Units. The amount of the initial sales charge is actually the difference between the maximum sales charge (4.5% of the Public Offering Price) and the maximum remaining deferred sales charge (initially $.35 per Unit). When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price per Unit.

(b) The deferred sales charge is a fixed dollar amount equal to $.35 per Unit, which will be deducted in five monthly installments of $.07 per Unit beginning January 20, 2000 and on the 20th day of each month thereafter (or the preceding business day if the 20th day is not a business day) through May 19, 2000. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change but the deferred sales charge on a percentage basis will be more than 3.5% of the Public Offering Price. If you purchase Units after the first deferred sales charge payment has been deducted, your purchase price will include both the initial sales charge and any remaining deferred sales charge payments.

(c) Reinvested dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "Income and Capital Distributions."

(d) You will bear all or a portion of the costs incurred in organizing the Trust. These estimated organization costs are included in the price you pay for your Units and will be deducted from the assets of the Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

            Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 349


We have audited the accompanying statement of net assets, including the schedule of investments, of FT 349, comprised of the Strategic Financial Institutions Trust, Year 2004 Series, as of the opening of business on June 24, 1999. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on June 24, 1999. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.



In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 349, comprised of the Strategic Financial Institutions Trust, Year 2004 Series, at the opening of business on June 24, 1999 in conformity with generally accepted accounting principles.



                                  ERNST & YOUNG LLP


Chicago, Illinois
June 24, 1999

                      Statement of Net Assets

        Strategic Financial Institutions Trust, Year 2004 Series
                                 FT 349


 At the Opening of Business on the Initial Date of Deposit-June 24, 1999


                                                         NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                       $148,529
Less liability for reimbursement to Sponsor for organization costs (3)                                       (225)
Less liability for deferred sales charge (4)                                                               (5,251)
                                                                                                         ________
Net assets                                                                                               $143,053
                                                                                                         ========
Units outstanding                                                                                          15,003

                                                   ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                                    $150,029
Less maximum sales charge (5)                                                                              (6,751)
Less estimated reimbursement to Sponsor for organization costs (3)                                           (225)
                                                                                                         ________
Net assets                                                                                               $143,053
                                                                                                         ========

____________

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $200,000 will be allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.0150 per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from the Trust ($.35 per Unit), payable to us in five equal monthly installments beginning on January 20, 2000 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through May 19, 2000. If you redeem Units before May 19, 2000 you will have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

(5) The aggregate cost to investors in the Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge) computed at the rate of 4.5% of the Public Offering Price per Unit (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public Offering."

                        Schedule of Investments

        Strategic Financial Institutions Trust, Year 2004 Series
                                 FT 349


 At the Opening of Business on the Initial Date of Deposit-June 24, 1999


                                                                              Percentage
                                                                              of Aggregate       Market        Cost of
Number       Ticker Symbol and                                                Offering           Value         Securities to
of Shares    Name of Issuer of Securities (1)                                 Price              per Share     the Trust (2)
_________    ________________________________                                 ____________       ______        _____________
 90          ABAN      American Bancshares, Inc.                              0.50%              $ 8.250       $    743
 48          ANDB      Andover Bancorp, Inc.                                  1.00%               31.000          1,488
171          ASFC      Astoria Financial Corporation                          4.99%               43.375          7,417
 91          BKB       BankBoston Corporation (3)                             3.01%               49.188          4,476
211          BK        Bank of New York Company, Inc.                         5.01%               35.250          7,438
103          ONE       Bank One Corporation                                   4.00%               57.688          5,942
 71          BYS       Bay State Bancorp, Inc.                                1.00%               21.000          1,491
519          BRKL      Brookline Bancorp, Inc.                                4.00%               11.438          5,936
270          COFI      Charter One Financial, Inc.                            5.01%               27.531          7,433
289          DME       Dime Bancorp, Inc.                                     4.00%               20.563          5,943
263          DCOM      Dime Community Bancshares                              4.01%               22.625          5,950
139          FLT       Fleet Financial Group, Inc. (3)                        4.00%               42.688          5,934
128          GSBI      Granite State Bankshares, Inc.                         2.00%               23.250          2,976
534          HRBT      Hudson River Bancorp, Inc.                             4.00%               11.125          5,941
213          HU        Hudson United Bancorp                                  5.00%               34.875          7,428
173          JEFF      JeffBanks, Inc.                                        3.01%               25.813          4,466
180          KEY       KeyCorp                                                4.00%               33.000          5,940
 78          LSBX      Lawrence Savings Bank                                  0.50%                9.500            741
100          MECH      MECH Financial, Inc.                                   2.50%               37.188          3,719
 53          MBNK      Main Street Bancorp, Inc.                              0.50%               14.063            745
339          MDBK      Medford Bancorp, Inc.                                  3.99%               17.500          5,933
357          NFB       North Fork Bancorporation, Inc.                        5.00%               20.813          7,430
138          QCSB      Queens County Bancorp Inc.                             3.00%               32.250          4,451
725          RSFC      Republic Security Financial Corporation                4.00%                8.188          5,936
432          RSLN      Roslyn Bancorp, Inc.                                   5.00%               17.188          7,425
537          SCFS      Seacoast Financial Services Corporation                4.00%               11.063          5,941
226          SKYF      Sky Financial Group, Inc.                              3.99%               26.250          5,932
179          SUB       Summit Bancorp                                         4.99%               41.375          7,406
181          WRNB      Warren Bancorp, Inc.                                   1.00%                8.188          1,482
116          WSBI      Warwick Community Bancorp, Inc.                        1.00%               12.813          1,486
105          WBST      Webster Financial Corporation                          1.99%               28.188          2,960
                                                                              ______                           ________
                                  Total Investments                            100%                            $148,529
                                                                              ======                           ========

__________

(1) All Securities are represented by regular way contracts to purchase such Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. We entered into purchase contracts for the Securities on June 24, 1999.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to us and our profit (which is the difference between the cost of the Securities to us and the cost of the Securities to the Trust) was $148,504 and $25, respectively.

(3) Fleet Financial Group, Inc. ("Fleet") has recently announced plans to acquire BankBoston Corporation ("BankBoston"). As per the terms of the merger agreement, each shareholder of BankBoston will receive 1.1844 shares of Fleet for each share of BankBoston held. As a result of this expected transaction, it is anticipated that the Trust will receive additional shares of common stock of Fleet in exchange for the shares of BankBoston which it holds. The transaction is subject to the approval of the shareholders of both companies and various regulatory authorities.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created several similar yet separate series of an investment company which we have named the FT Series. We designate each of these investment company series, the FT Series, with a different series number.

YOU MAY GET MORE SPECIFIC DETAILS ON SOME OF THE INFORMATION IN THIS PROSPECTUS IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

What We Call the Trust.

This FT Series consists of a unit investment trust known as Strategic Financial Institutions Trust, Year 2004 Series.

Mandatory Termination Date.

The Trust will terminate on the Mandatory Termination Date, approximately five years from the date of this prospectus. This date is shown in "Summary of Essential Information." The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into between Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.

How We Created the Trust.

On the Initial Date of Deposit, we deposited the Securities (fully backed by an irrevocable letter of credit of a financial institution) with the Trustee. In return for depositing the Securities, the Trustee delivered documents to us representing our ownership of the Trust, in the form of units ("Units").

With the deposit of the contracts to buy the Securities on the Initial Date of Deposit we established a percentage relationship among the Securities in the Trust's portfolio, as stated under "Schedule of Investments." After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit) with instructions to buy more Securities, in order to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the original percentage relationship established among the Securities on the Initial Date of Deposit, and not the actual percentage relationship existing on the day we are creating Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the underlying Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust will pay brokerage fees to buy Securities. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may, from time to time, retain and pay us (or an affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be used to purchase additional securities. The Trust will not, however, sell Securities to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if the Securities no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract. The Trustee must purchase the Replacement Securities within 20 days after it receives notice of a failed contract, and the purchase price may not be more than the amount of funds reserved for the purchase of the failed contract.

                        Portfolio

Objectives.

The Trust's objective is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks issued primarily by financial institutions having operations located principally in the Northeast and Mid-Atlantic regions of the United States.

In the opinion of Advest, Inc. (the "Underwriter") the issuers of the Securities in the Trust are attractively valued institutions with excellent market shares and diversified product lines which also have the potential to benefit from the ongoing consolidation activity characterizing the bank and thrift industry. The Underwriter believes the Trust may provide you with an opportunity for above-average capital appreciation due to the following factors.

Positive Industry Earnings Outlook. With the overall strength of the U.S. economy, the Underwriter feels that financial institutions will be able to enhance their profitability as they expand their businesses. Further, the Underwriter believes companies in this sector are poised to benefit from strong and improving fundamentals as both businesses and consumers increase their levels of borrowing as a result of the current low level of interest rates.

Mergers & Acquisitions. Since new banking regulations were enacted, banks are able to increase their asset size, geographic reach and product array through mergers and acquisitions. In fact, during the period from 1987 through 1997, the number of U.S. banks and thrifts declined from 17,344 to 10,922. These consolidations typically result in increased operating efficiencies, economies of scale and cost cutting at institutions, along with expanded delivery networks and fewer competitors in a given market. In the Underwriter's opinion this can lead to strong earnings growth rates and higher share prices.

Attractive Stock Valuations. Despite generally consistent earnings growth, on average, the companies included in the Trust trade at below market price-to-earnings ratios. It is the Underwriter's opinion that given their recent levels of profitability and earnings growth, the Securities generally trade at attractive valuation levels relative to the Standard & Poor's 500 Composite Stock Price Index. Because of their attractive valuations, the Underwriter believes the Securities have the potential to provide above-average capital appreciation over the life of the Trust.

The Securities were selected by James E. Moynihan, Jr., Anthony J. Polini and Salvatore J. DiMartino, each a member of the Underwriter's Financial Institutions Group. Messrs. Moynihan, Polini and DiMartino each have substantial experience covering financial institutions with particular emphasis on the Northeast and Mid-Atlantic regions of the country.

There is, of course, no guarantee that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                      Risk Factors

Price Volatility. The Trust invests in common stocks of banks and thrifts. The value of the Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur.

Because the Trust is not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain of the Securities in the Trust may be issued by companies with market capitalizations of less than $1 billion. The share prices of these small-cap companies are often more volatile than those of larger companies. This is a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Financial Institutions Industry. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts face shrinking profit margins due to new competitors and the cost of new technology. In addition, banks, thrifts and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

Banks and thrifts will face increased competition from nontraditional lending sources as regulatory changes permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States which may have a negative impact on companies represented in the Trust. In addition, litigation regarding any of the issuers of the Securities or the financial institutions industry may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Year 2000 Problem. Many computer systems were not designed to properly process information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." We do not expect that any of the computer system changes necessary to prepare for January 1, 2000 will cause any major operational difficulties for the Trust. However, we are unable to predict what impact the Year 2000 Problem will have on any of the issuers of the Securities.

Underwriter's Recommendations. While the Underwriter has carefully evaluated and approved the Securities in the Trust for this purpose, they may choose for any reason not to recommend any or all of the Securities for another purpose or at a later date. This may affect the value of your Units. In addition, the Underwriter in its general securities business acts as agent or principal in connection with buying and selling stocks, including the Securities, and may have bought the Securities for the Trust, thereby benefiting. The Underwriter also acts as a market maker, underwrites certain issues, and provides investment banking services to companies, which has included the issuers of certain of the Securities.

            Portfolio Securities Descriptions


American Bancshares, Inc., headquartered in Bradenton, Florida, through wholly-owned American Bank of Bradenton, conducts a general commercial banking business at various locations in Florida.



Andover Bancorp, Inc., headquartered in Andover, Massachusetts, through wholly-owned Andover Bank and Andover Bank N.H., conducts a banking business through several branches in Massachusetts and New Hampshire.



Astoria Financial Corporation, headquartered in Lake Success, New York, through wholly-owned Astoria Federal Savings and Loan Association, conducts a savings and loan business through numerous offices in Brooklyn, Chenango, Nassau, Otsego, Queens, Suffolk and Westchester counties in New York.



BankBoston Corporation, headquartered in Boston, Massachusetts, conducts a general banking business and offers a broad range of individual, corporate and global banking services through a network of offices nationally and internationally.



Bank of New York Company, Inc., headquartered in New York, New York, through subsidiaries, conducts a general banking business through numerous offices in New York, Connecticut and New Jersey as well as various international offices. The company provides cash management services, investment management, securities servicing and equipment leasing.



Bank One Corporation, headquartered in Chicago, Illinois, is a large bank holding company which operates in the United States and selected international markets. The company is one of the nation's largest credit card companies, the leading retail bank in several states and a major bank mutual fund company.



Bay State Bancorp, Inc., headquartered in Brookline, Massachusetts, is the holding company for Bay State Federal Savings Bank, which conducts a savings and loan business at offices in Norfolk and Suffolk counties in Massachusetts.



Brookline Bancorp, Inc., headquartered in Brookline, Massachusetts, is the holding company for Brookline Savings Bank, which originates, purchases and sells non-conforming residential mortgage loans secured by one- to four-family residences.



Charter One Financial, Inc., headquartered in Cleveland, Ohio, through wholly-owned Charter One Bank, F.S.B., operates a banking business through numerous full-service banking offices in Ohio, Massachusetts, Michigan, New York and Vermont. The company also operates loan production offices in several states.



Dime Bancorp, Inc., headquartered in New York, New York, through subsidiaries, conducts a banking business at a number of full-service branches located mainly in the New York City metropolitan area. The company also provides insurance and securities brokerage services.



Dime Community Bancshares, headquartered in Brooklyn, New York, through wholly-owned Dime Savings Bank of Williamsburgh, conducts a savings bank business through several offices in Brooklyn, the Bronx and Queens in New York City and Nassau County, New York.



Fleet Financial Group, Inc., headquartered in Boston, Massachusetts, conducts a general commercial banking and trust business through a large network of branches, automatic teller machines and telephone banking centers. The company also provides other activities related to banking and finance.



Granite State Bankshares, Inc., headquartered in Keene, New Hampshire, is a bank holding company for Granite Bank, which operates a savings bank business through several offices and automatic teller machines in New Hampshire.



Hudson River Bancorp, Inc., headquartered in Hudson, New York, is the holding company for The Hudson City Savings Institution. The company invests in one- to four-family residential loans and investment-grade securities and operates through offices located in the Hudson, New York, area.



Hudson United Bancorp, headquartered in Mahwah, New Jersey, is a multi-state bank holding company which conducts a general banking business through branches in New Jersey, Connecticut and New York.



JeffBanks, Inc., headquartered in Philadelphia, Pennsylvania, through subsidiaries, conducts a general commercial banking business through offices in Pennsylvania and New Jersey.



KeyCorp, headquartered in Cleveland, Ohio, through subsidiaries, conducts a commercial and retail banking business through numerous full-service banking offices in various states. The company also provides trust, personal financial cash management, investment banking, securities brokerage and international banking services.



Lawrence Savings Bank, headquartered in North Andover, Massachusetts, conducts a general banking business through offices in North Andover and nearby communities.



MECH Financial, Inc., headquartered in Hartford, Connecticut, is the holding company for Mechanics Savings Bank, which offers various products and services, including deposit products, non-deposit investment products and loans.



Main Street Bancorp, Inc., headquartered in Reading, Pennsylvania, through subsidiaries, conducts a banking business in several counties in Pennsylvania.



Medford Bancorp, Inc., headquartered in Medford, Massachusetts, is a holding company for Medford Bank, which conducts a general savings business through offices located in Medford and several nearby cities. The company also buys and sells securities.



North Fork Bancorporation, Inc., headquartered in Melville, New York, is the holding company of North Fork Bank and Superior Savings of New England. The company operates a full-service retail and commercial banking business through numerous branch locations in New York and also provides broker-dealer services to financial institutions, individual investors and traders.



Queens County Bancorp Inc., headquartered in Flushing, New York, through wholly-owned Queens County Savings Bank, conducts a savings bank business through full-service banking offices, customer service centers and a mortgage service center in Queens and Nassau counties in New York.



Republic Security Financial Corporation, headquartered in West Palm Beach, Florida, is the holding company for Republic Security Bank. The company conducts a general banking business through a number of full-service branches located throughout Broward, Dade, Lee, Martin and Palm Beach counties in Florida.

Roslyn Bancorp, Inc., headquartered in Roslyn, New York, is the holding company for The Roslyn Savings Bank. The company operates a general banking business through several full-service offices in Nassau and Suffolk counties on Long Island and various mortgage origination offices in New York, Connecticut, Delaware, Maryland, New Jersey, Pennsylvania and Virginia.



Seacoast Financial Services Corporation, headquartered in New Bedford, Massachusetts, is a holding company for CompassBank, which provides banking services in southeastern Massachusetts through a network of full-service branch offices and automated teller machines.



Sky Financial Group, Inc., headquartered in Salineville, Ohio, (formerly Citizens Bancshares, Inc.), through subsidiaries, conducts a commercial and retail banking business through branch offices mainly in Ohio and West Virginia. The company offers credit life and accident and health insurance coverage to loan customers, and provides courier services.



Summit Bancorp, headquartered in Princeton, New Jersey, through subsidiaries, conducts a general banking business through numerous offices in New Jersey and Pennsylvania. The company also provides securities and insurance brokerage, venture capital investment, commercial lending, lease financing, asset-backed lending products and related services.



Warren Bancorp, Inc., headquartered in Peabody, Massachusetts, is a holding company for Warren Five Cents Savings Bank, which conducts a general savings bank business through banking offices in Peabody and Beverly, Massachusetts.



Warwick Community Bancorp, Inc., headquartered in Warwick, New York, is a holding company for The Warwick Savings Bank. The company operates as a savings institution in Orange County, New York and provides various financial services.



Webster Financial Corporation, headquartered in Waterbury, Connecticut, through wholly-owned Webster Bank, is one of the largest mortgage lenders in Connecticut and provides consumer, mortgage and commercial banking services to individuals and businesses through banking offices, commercial banking centers and automated teller machines in Connecticut. The company also provides insurance, trust and investment management services.


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price. The Public Offering Price per Unit is comprised of the following:

-  The aggregate underlying value of the Securities;

-  The amount of any cash in the Income and Capital Accounts;

-  Dividends receivable on Securities; and

- The total sales charge (which combines an initial up-front sales charge and a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Minimum Purchase.

The minimum amount you can purchase of the Trust is $1,000 worth of Units ($250 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Sales Charges.


The sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is initially equal to approximately 1% of the Public Offering Price of a Unit. This initial sales charge is actually equal to the difference between the maximum sales charge of 4.5% of the Public Offering Price and the maximum remaining deferred sales charge (initially $.35 per Unit). The initial sales charge will vary from 1% with changes in the aggregate underlying value of the Securities, changes in the Income and Capital Accounts and as deferred sales charge payments are made. In addition, five monthly deferred sales charge payments of $.07 per Unit will be deducted from the Trust's assets on approximately the twentieth day of each month from January 20, 2000 through May 19, 2000. The maximum sales charge assessed during the initial offering period will be 4.5% of the Public Offering Price per Unit (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge).



After the initial offering period, if you purchase Units after the last deferred sales charge payment has been assessed, your sales charge will consist of a one-time initial sales charge of 4.5% of the Public Offering Price (equivalent to 4.712% of the net amount invested), which will be reduced by 1/2 of 1% on each subsequent June 30, commencing June 30, 2000, to a minimum sales charge of 3.0%.


Discounts for Certain Persons.

If you invest at least $100,000 (except if you are purchasing for a "wrap fee account" as described below), the maximum sales charge is reduced, as follows:

                                       Your maximum
If you invest                          sales charge
(in thousands):*                       will be:
________________                       ____________
$  100 but less than $250              4.25%
$  250 but less than $500              4.00%
$  500 but less than $1,000            3.75%
$1,000 or more                         2.75%

* Breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from the Underwriter or any one dealer. We will consider Units you purchase in the name of your spouse or your child under 21 years of age to be purchases by you for determining the reduced sales charge. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform the Underwriter or your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Any reduced sales charge is the responsibility of the Underwriter, broker/dealer or other selling agent making the sale.


The following persons may purchase Units at the Public Offering Price less the applicable dealer concession:


- Employees, officers and directors of the Sponsor, our related companies, the Underwriter, dealers and their affiliates, and vendors providing services to us.

- Immediate family members of the above (spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons).

If you purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" charge is imposed, you may purchase Units in the primary or secondary market at the Public Offering Price, less the concession we would typically allow such broker/dealer. See "Distribution of Units-Dealer Concessions."

Every investor will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units.

The Value of the Securities.

The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, the evaluation will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined:

a) On the basis of current ask prices for comparable securities,

b) By appraising the value of the Securities on the ask side of the market, or

c) By any combination of the above.

The Evaluator will appraise the value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange ("NYSE"): New Year's Day, Martin Luther King, Jr.'s Birthday, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day.

After the initial offering period is over, the secondary market Public Offering Price will be determined based on the aggregate underlying value of the Securities in the Trust, plus or minus cash, if any, in the Income and Capital Accounts of the Trust plus the applicable sales charge. We calculate the aggregate underlying value of the Securities during the secondary market the same way as described above for sales made during the initial offering period, except that bid prices are used instead of ask prices when necessary.

                  Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. During the initial offering period, Units will be sold at the current Public Offering Price. When the initial offering period ends, Units we have reacquired may be offered by this prospectus at the secondary market Public Offering Price (see "The Secondary Market").

Dealer Concessions.


Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of 3.5% of the Public
Offering Price per Unit (or 65% of the maximum sales charge after June
30, 2000).


We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units. However, the Glass-Steagall Act does allow certain agency transactions. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law.

Award Programs.

From time to time we may sponsor programs which provide awards to the Underwriter's or a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to the Underwriter or qualifying dealers for services or activities which are meant to result in sales of Units of the Trust. In addition, we will pay to the Underwriter or dealers who sponsor sales contests or recognition programs that conform to criteria we establish, or participate in sales programs we sponsor, amounts equal to no more than the total applicable sales charges on the unit sales generated by such persons during such programs. We make these payments out of our own assets, and not out of the Trust's assets. These programs will not change the price you pay for your Units or the amount that the Trust will receive from the Units sold.

Investment Comparisons.

From time to time we may compare the then current estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, the New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. The investment characteristics of the Trust, which are described more fully elsewhere in this prospectus, differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future relative performance.

         The Sponsor's and Underwriter's Profits

The Underwriter will receive a gross sales commission on each Unit they sell equal to the maximum sales charge per Unit of the Trust less any reduced sales charge as stated in "Public Offering." We will receive from the Underwriter the difference between the gross sales commission and the Underwriter concession as a percentage of the Public Offering Price per Unit set forth in the following table based on the number of Units sold:


Total Sales
per Underwriter                        Underwriter
(in millions):                         Concession:
________________                       ___________
Less than $10                          3.50%
$10 but less than $15                  3.60%
$15 but less than $50                  3.75%
$50 or more                            3.80%



In addition, we will pay the Underwriter an additional fee of up to $.0050 per Unit for sales up to $50,000,000 or $.0100 per Unit for sales over $50,000,000 for providing additional research to us. Any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Schedule of Investments"). During the initial offering period, the Underwriter may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.


In maintaining a market for Units, any difference between the price at which Units are purchased and the price at which they are sold (which includes a maximum sales charge for the Trust) or redeemed will be a profit or loss to us. The secondary market Public Offering Price of Units may be more or less than the cost of those Units to us.

                  The Secondary Market

Although we are not obligated to, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell Units or tender them for redemption before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive the proceeds from the sale of Units we purchase no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

The Public Offering Price of any Units we acquire will be consistent with the Public Offering Price described in the then effective prospectus. Any profit or loss from the resale or redemption of such Units will belong to us.

                  Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income Account of the Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee benefits from the use of these funds.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trust, and will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trust and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor will purchase research services from the Underwriter's research department for a fee not to exceed $.0025 per Unit sold.

The fees payable to the Portfolio Supervisor, Evaluator and Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such service in such year.

In addition to the Trust's operating expenses, and the fees described above, the Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and the rights and interests of the Unit holders;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of the Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust (no such taxes or charges are now in place or planned as far as we know).

The above expenses and the Trustee's annual fee (when paid or owing to the Trustee) are secured by a lien on the Trust. In addition, if there is not enough cash in the Income or Capital Accounts of the Trust, the Trustee has the power to sell Securities to make cash available to pay these charges. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trust. These sales may result in capital gains or losses to the Unit holders. See "Tax Status."

The Trust will be audited on an annual basis. So long as we are making a secondary market for Units, we will bear the cost of these annual audits to the extent the cost exceeds $0.0050 per Unit. Otherwise, the Trust will pay for the audit. You can receive a copy of the audited financial statements by notifying the Trustee.

                       Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.

Trust Status.

The Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by the Trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each Security when such income is considered to be received by the Trust. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from the Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay the deferred sales charge.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total proceeds received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The tax code may, however, treat certain capital gains as ordinary income in special situations.

In-Kind Distributions.

Under certain circumstances, you may request an In-Kind Distribution of Securities when you redeem your Units or at the Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind Distribution, you will receive an undivided interest in whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by the Trust. However, if you also receive cash in exchange for a fractional share of a Security held by the Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of the Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by the Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Under the existing income tax laws of the State and City of New York, the Trust will not be taxed as a corporation, and the income of the Trust will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                    Retirement Plans

You may purchase Units of the Trust for:

-  Individual Retirement Accounts,

-  Keogh Plans,

-  Pension funds, and

-  Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. If you request certificates representing the Units you ordered they will be delivered three business days after your order or shortly thereafter. You may transfer or redeem Units represented by a certificate by endorsing and surrendering it to the Trustee, along with a written instrument(s) of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for identification purposes.

You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to you, as the Record Owner:

- A written initial transaction statement containing a description of your Trust;

-  The number of Units issued or transferred;

-  Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

-  The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. The Trustee does not require such charge now, nor are they currently contemplating doing so. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates.
You must surrender mutilated certificates to the Trustee for replacement.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

-  A summary of transactions in the Trust for the year;

- Any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

-  Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the

Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. It is your responsibility to notify the Trustee when you become Record Owner of the Units, but normally your broker/dealer provides this notice. The Trustee will credit any dividends received on the Trust's Securities to the Income Account of the Trust. All other receipts, such as return of capital, are credited to the Capital Account of the Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. However, amounts in the Capital Account from the sale of Securities designated to meet redemptions of Units, to pay the deferred sales charge or to pay expenses will not be distributed. The Trustee is not required to pay interest on funds held in the Income or Capital Accounts of the Trust. However, the Trustee may earn interest on these funds, thus benefiting from the use of such funds.

We anticipate that the deferred sales charge will be collected from the Capital Account of the Trust and that there will be enough money in the Capital Account to cover these costs. If there is not enough money in the Capital Account to pay the deferred sales charge, the Trustee may sell Securities to meet the shortfall. We will designate an account where distributions will be made to pay the deferred sales charge.

The Trustee is required by the Internal Revenue Service to withhold a certain percentage of any distribution the Trust makes and deliver such amount to the Internal Revenue Service if the Trustee does not have your TIN. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. Normally, the selling broker gives your TIN to the Trustee. However, you should check your statements from the Trustee to make sure they have the number to avoid this "back-up withholding." If not, you should provide it to the Trustee as soon as possible.

Within a reasonable time after the Trust is terminated you will receive the pro rata share of the money from the disposition of the Securities. However, if you are eligible, you may elect to receive an In-Kind Distribution as described under "Amending or Terminating the Indenture." All Unit holders will receive a pro rata share of any other assets remaining in the Trust, after deducting any unpaid expenses of the Trust.

The Trustee may establish reserves (the "Reserve Account") within the Trust for any state and local taxes and any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of the Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of the Trust. You will have to pay any remaining deferred sales charge on any Units acquired pursuant to this distribution reinvestment option. This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are held in uncertificated form, you need only to deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request you send to the Trustee must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of the Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of the Trust.

If you are tendering 1,000 Units or more for redemption, rather than receiving cash you may elect to receive a distribution of shares of Securities (an "In-Kind Distribution") in an amount and value equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, no In-Kind Distribution requests submitted during the nine business days prior to the Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled. If there is not enough money in the Capital Account to pay the required cash distribution, the Trustee may have to sell Securities.

The Internal Revenue Service will require the Trustee to withhold a portion of your redemption proceeds if the Trustee has not previously been provided your TIN. For more information about this withholding, see "Income and Capital Distributions." If the Trustee does not have your TIN, you must provide it at the time of the redemption request.

The Trustee may sell Securities in the Trust to make funds available for redemption. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

-  For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts not designated to purchase
Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made; and

5. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

The aggregate underlying value of the Securities for purposes of calculating the Redemption Price during the secondary market is determined in the same manner as that used to calculate the secondary market Public Offering Price as discussed in "Public Offering-The Value of the Securities."

           Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

-  Any action or proceeding prevents the payment of dividends;

-  There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust.

Except in the limited instance in which the Trust acquires Replacement Securities to replace failed contracts to purchase Securities, as described in "The FT Series," the Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by the Trust, at our instruction, they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of the Trust for distributions to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities that we designate; or, without our direction, in its own discretion, in order to meet redemption requests or pay expenses. In designating which Securities should be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Securities in the Trust may be changed. To get the best price for the Trust we may have to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor in making recommendations to the Trustee on the selection of broker/dealers to execute the Trust's portfolio transactions, or when acting as agent for the Trust in acquiring or selling Securities on behalf of the Trust.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

-  To cure ambiguities;

-  To correct or supplement any defective or inconsistent provision;

-  To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Mandatory Termination Date. The Trust may be terminated prior to the Mandatory Termination Date:

-  Upon the consent of 100% of the Unit holders;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary Liquidation Amount); or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

In the event of termination, the Trustee will send prior written notice thereof to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If the Trust is terminated due to this last reason, we will refund to each purchaser of Units of such Trust the entire sales charge paid by such purchaser; however, termination of the Trust prior to the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated prior to the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner, timing and execution of the sale of Securities as part of the termination of the Trust. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower amount than might otherwise be realized if such sale were not required at this time.

If you own at least 1,000 Units of the Trust the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution of Securities included in the Trust (reduced by customary transfer and registration charges) rather than the typical cash distribution. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option for eligible Unit holders you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts of the Trust, within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

  Information on the Underwriter, Sponsor, Trustee and
                        Evaluator

The Underwriter.

Advest, Inc. is a regional brokerage and investment banking firm and a wholly-owned subsidiary of The Advest Group, Inc. With headquarters in Hartford, Connecticut, the firm provides investment banking, securities brokerage, trading and other financial advisory services to individual, corporate and institutional clients.

The firm currently has 89 offices located in 16 states and the District of Columbia and retail clients in all 50 states, with the largest concentration in the Northeast and Midwest.

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

-  The First Trust Combined Series

-  FT Series (formerly known as The First Trust Special Situations Trust)

-  The First Trust Insured Corporate Trust

-  The First Trust of Insured Municipal Bonds

-  The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $25 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1998, the total partners' capital of Nike Securities L.P. was $18,506,548 (audited).

This information refers only to the Sponsor and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

The Trustee.

The Trustee is The Chase Manhattan Bank, and its principal executive office is located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trust, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the

Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable to Unit holders for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC,

-  Terminate the Indenture and liquidate the Trust, or

-  Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information. However, the Evaluator will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trust.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trust's statement of net assets, including the schedule of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trust's statement of net assets, including the schedule of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific risk information about the Trust.

                   FIRST TRUST (registered trademark)

        Strategic Financial Institutions Trust, Year 2004 Series
                                 FT 349

                              Underwriter:

                              ADVEST, INC.

                          90 State House Square
                       Hartford, Connecticut 06103

                                Trustee:

                        THE CHASE MANHATTAN BANK

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

This prospectus contains information relating to Strategic Financial Institutions Trust, Year 2004 Series, but does not contain all of the information about this investment company as filed with the Securities and Exchange Commission in Washington, D.C. under the:


              - Securities Act of 1933 (file no. 333-77767) and


              - Investment Company Act of 1940 (file no. 811-05903)

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W., Washington, D.C. 20549-6009
               Call: 1-800-SEC-0330
              Visit: http://www.sec.gov


                              June 24, 1999


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                   FIRST TRUST (registered trademark)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 349 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated June 24, 1999. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                  1
   Dividends                                                   1
Concentrations                                                 1
   Financial Institutions                                      1

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Concentrations

Financial Institutions. An investment in Units of the Trust should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Equity Securities in the Trust's portfolio cannot be predicted with certainty. Periodic efforts to introduce legislation broadening the ability of banks to compete with new products have not been successful, but if enacted could lead to more failures as a result of increased competition and added risks. Failure to enact such legislation, on the other hand, may lead to declining earnings and an inability to compete with unregulated financial institutions. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Equity Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Equity Securities or whether such approvals, if necessary, will be obtained.

Some of the nation's largest banks, already working to upgrade their own computer systems to meet the Year 2000 deadline, are concerned that some borrowers may fail to upgrade their computers in time, creating problem loans and increasing overall loan losses. Banks considered most vulnerable by analysts include those lending primarily to small businesses, which aren't as likely as large businesses to have a plan for upgrading their computers. Also at risk are banks with significant exposure overseas, where many foreign businesses are not moving as quickly to resolve this problem. Analysts warn that it will be difficult for banks to determine their potential loan losses related to Year 2000 credit risk.

                CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits

                               S-1
                           SIGNATURES

     The Registrant, FT 349, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; and FT 286 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 349, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on June 24, 1999.

                              FT 349

                              By   NIKE SECURITIES L.P.
                                   Depositor




                              By   Robert M. Porcellino
                                  Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

Robert D. Van Kampen Director of         )
                     Nike Securities     )
                     Corporation, the    )   June 24, 1999
                     General Partner of  )
                     Nike Securities L.P.                )
                                         )
                                         )
David J. Allen       Director of         )  Robert M. Porcellino
                     Nike Securities     )   Attorney-in-Fact**
                     Corporation, the    )
                     General Partner of  )
                     Nike Securities L.P.


       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated June 24, 1999 in Amendment No. 2 to the Registration Statement (Form S-6) (File
No. 333-77767) and related Prospectus of FT 349.



                                               ERNST & YOUNG LLP


Chicago, Illinois
June 24, 1999


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for Series 349 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).


                               S-6